UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 29, 2016

Signal Genetics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36483	47-1187261
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5740 Fleet St Carlsbad, CA 92008		92008
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (760) 537-4100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On November 29, 2016, Signal Genetics, Inc. (“Signal”) entered into an Intellectual Property Purchase Agreement (the “IP Purchase Agreement”) with Quest Diagnostics Investments LLC (“Quest”). The consummation and closing of this transaction is subject to, among other things, Signal stockholder approval.

Pursuant to the IP Purchase Agreement, Signal has agreed to sell all of its intellectual property assets relating to the MyPRS test (collectively, the “MyPRS Assets”). As part of the sale of MyPRS Assets, Signal will assign all of its rights, interests and obligations to certain agreements, including, that certain License Agreement effective as of April 1, 2010, made by and between the Board of Trustees of the University of Arkansas acting for and on behalf of the University of Arkansas for Medical Sciences, a public institution of higher education, and Myeloma Health LLC, a Delaware limited liability company, as amended (collectively, the “UAMS License Agreement”). Quest agrees to be bound by the terms, obligations and conditions as a licensee under the UAMS License Agreement pursuant to an assignment and assumption agreement. Signal will also provide to Quest certain information technology, software and firmware related or required for the use of the MyPRS test.

As consideration for the sale of the MyPRS Assets, Quest will pay Signal $825,000, plus an additional $100,000 if Quest exercises the option to require Signal to operate Signal’s lab beyond December 31, 2016 (but not later than January 14, 2017). The closing of this transaction is anticipated to occur as promptly as practicable after Signal obtains stockholder approval and Signal and Quest satisfy all other conditions to closing.

Under the IP Purchase Agreement, Signal is required to indemnify Quest for any breaches of Signal’s representations, warranties, covenants and agreements for their applicable survival period and with respect to any retained liabilities and therefore Signal will have continuing potential liability to Quest following the closing. Quest agrees to indemnify Signal under the IP Purchase Agreement for any breaches of Quest’s representations, warranties or covenants and any assumed liabilities. The IP Purchase Agreement limits Signal’s aggregate liability for indemnification with respect to the breach of certain representations and warranties to $825,000 and $206,250 of this amount for the breach of other representations and warranties and such indemnification is subject to a nuisance provision such that Signal’s indemnification obligations are not triggered unless the aggregate amount of a claim, demand or loss exceeds $41,250.

Until the closing of the sale of the MyPRS Assets, Signal is prohibited from directly or indirectly soliciting, initiating, encouraging, accepting or entertaining any inquiries, offers or proposals from any other person or entity relating to any asset sale or similar transaction involving the MyPRS Assets (with the exception of operating the MyPRS test in the ordinary course of its business).

Under the terms of the IP Purchase Agreement, there are several conditions to closing. Among such conditions, neither Signal nor Quest is obligated to close the sale of the MyPRS Assets if (i) there is a court order or injunction prohibiting the sale of the MyPRS Assets, or (ii) Signal has not obtained stockholder approval for either the sale of the MyPRS Assets or the previously announced Agreement and Plan of Merger and Reorganization dated October 31, 2016, by and among Signal, Signal Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Signal (“Merger Sub”), and Miragen Therapeutics, Inc., a Delaware corporation (the “Merger Agreement”) . Signal’s and Quest’s obligation to close are also contingent upon additional customary closing conditions including, without limitation, the performance of other agreements, covenants and conditions under the IP Purchase Agreement and the execution of certain documents by the parties and delivery of certain closing certificates specified in the IP Purchase Agreement. The closing of the proposed merger contemplated by the Merger Agreement is expected to occur simultaneously with the closing of this transaction.

The IP Purchase Agreement may be terminated due to a number of reasons, including: (i) by mutual written consent of Quest and Signal; (ii) if there has been a material breach, inaccuracy or failure to perform any of the representations, warranties, covenants or agreements of a party as set forth in the IP Purchase Agreement; (iii) the closing of the sale of the MyPRS Assets has not occurred on or before April 30, 2017 (unless agreed to otherwise); (iv) the Merger Agreement has been terminated; (v) any law makes such sale illegal or otherwise prohibited; (vi) a governmental authority issues an order preventing or enjoining the consummation of the transaction; or (vii) a proceeding or investigation seeks material damages in connection with the proposed merger or the sale of the MyPRS Assets.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the IP Purchase Agreement, a copy of which is included as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated herein by reference.

Additional Information about the Proposed Merger and Where to Find It

In connection with the previously disclosed proposed merger between Signal Genetics, Inc. and Miragen Therapeutics, Inc., Signal and Miragen intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement / prospectus / information statement. Investors and security holders of Signal and Miragen are urged to read these materials when they become available because they will contain important information about Signal, Miragen and the proposed merger and this proposed sale of the MyPRS Assets. The proxy statement / prospectus / information statement and other relevant materials (when they become available), and any other documents filed by Signal with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Signal by directing a written request to: Signal Genetics, Inc., 5740 Fleet Street, Carlsbad, CA 92008, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement / prospectus / information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the sale of the MyPRS Assets and the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Signal Genetics, Inc.

Dated: December 1, 2016	By:	/s/ Tamara A. Seymour
Tamara A. Seymour
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Intellectual Property Purchase Agreement, dated November 29, 2016, by and between Signal Genetics, Inc. and Quest Diagnostics Investments LLC.

*	The schedules, annexes and exhibits to the IP Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule, annex and/or exhibit will be furnished to the Securities and Exchange Commission upon request.